UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2004 PRELIMINARY FULL YEAR RESULTS AND FOURTH QUARTER RESULTS

SIGNATURES

2004 PRELIMINARY FULL YEAR RESULTS AND FOURTH QUARTER RESULTS

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to review the Group’s 2004 fourth quarter and preliminary consolidated full year results.

After improving its year-over-year operating performance for eight consecutive quarters, the Group achieves its objective of operating breakeven (+22 million euros). Revenues increase by 5% and gross indebtedness decreases by about 3.4 billion euros. The net financial position is negative by about 5 billion euros. The Group’s cash position remains solid (about 5.3 billion euros), after 2.7 billion euros of bond repayment in 2004. CNH, Iveco and Magneti Marelli report steadily improving operating performance. Fiat Auto reduces its operating loss by more than 20% over 2003.
2004 was the last year in which the Group will report a net loss.

Note: 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group’s continuing operations, since the divestitures completed last year resulted in significant changes in the Group’s scope of operations. Accordingly, all comments provided below are based on comparisons between these two sets of data.

Figures reported in this press release have been determined in compliance with Italian accounting principles on a consistent basis. Effective the first quarter of 2005, the Group will publish financial statements prepared in accordance with IAS/IFRS. The 2004 data provided for comparison purposes will be restated in accordance with the new standards. The reconciliation between the stockholders’ equity and net result under Italian GAAP and the correspondent amount determined in accordance with IAS/IFRS, will also be provided.

The Group

The Group’s net revenues totaled 46.7 billion euros in 2004, an increase of 2.2 billion euros, or about 5%, compared with 2003. Sales revenues were up both at the Group’s Automotive and Components Sectors, with gains of 5.5% for Fiat Auto, 4% for CNH (despite the depreciation of the U.S. dollar), 10% for Iveco, 20% for Ferrari, 8% for Teksid and approximately 5% for Magneti Marelli (on a comparable basis). Revenues decreased at Comau (due to changes in the scope of its operations) and Business Solutions (due to the divestiture of Fiat Engineering).
In the fourth quarter of 2004, revenues amounted to 12.5 billion euros, down slightly compared with the last three months of 2003.
Research and development expenditure increased by 86 million euros, accounting for slightly less than 4% of 2004 net revenues.
The operating result improved to a positive amount of 22 million euros in 2004, an increase of 736 million euros over 2003. This target was achieved following the improved performances of Iveco and CNH, which increased their operating income by 276 million euros and 178 million euros, respectively, and of the Components Sectors (Magneti Marelli +84 million euros, Comau +30 million euros and Teksid +23 million euros). Fiat Auto cut its operating loss by more than 20% and Ferrari-Maserati closed 2004 with a slight operating profit, as the strong performance in the fourth quarter offset the loss of 57 million euros incurred in the first nine months of 2004.
In the fourth quarter of 2004, operating income was 259 million euros, almost double the 132 million euros earned in the same period in 2003. This gain marks the eighth consecutive quarter in which the Group has reported a year-over-year improvement in its operating performance.

The Group reported negative EBIT (Earnings Before Interest and Taxes) of 833 million euros in 2004, compared with negative EBIT of 434 million euros in 2003. However, the 2003 result included net capital gains of about 1.7 billion euros, mainly on the disposals of FiatAvio and Toro Assicurazioni.
In detail, EBIT was impacted by:
▪ the 736-million-euro increase in operating income over the 2003 operating loss, to 22 million euros;
▪ non-operating net expense of 863 million euros, as compared to non-operating net income of 359 million euros in 2003. Net of gains on disposal (152 million euros in 2004, 1.7 billion euros in 2003), the Group reported a decrease of about 400 million euros in non-operating expense primarily due to lower provisions and restructuring costs and lower extraordinary asset write-downs;
▪ equity income of 8 million euros, as compared to a loss of 79 million euros in 2003.

The Group’s result before taxes was negative by 1,577 million euros in 2004, compared with a negative 1,501 million euros in 2003. EBIT shortfall was largely offset by a decrease of 323 million euros in net financial expenses, which in 2004 include a positive non-recurring impact of about 200 million euros due to the unwinding of the Equity Swap on the General Motors shares and write-downs of financial assets.

Consolidated net loss (before minority interest) was 1,548 million euros, compared with a loss of 1,948 million euros in 2003. The low tax charge recorded in 2004 is the net result of the following offsetting items:
▪ the local taxes (IRAP) due in Italy and income taxes on the earnings of some foreign subsidiaries; and
▪ the positive impact of filing a consolidated tax return in Italy and the recognition of net deferred tax assets, mainly those related to Fiat S.p.A. Net deferred tax assets recoverability has become certain in connection with the payment already received following the termination of the Master Agreement with General Motors.

At December 31, 2004, the Group’s net indebtedness (financial payables and related accruals and deferrals, net of cash equivalents and marketable securities) amounted to 13.9 billion euros, or about 1.7 billion euros lower than at the beginning of the year. This improvement reflects a reduction in gross indebtedness, which fell by 3.4 billion euros to 19.2 billion euros at the end of 2004, as the Group repaid bonds totaling 2.7 billion euros (about 1 billion euros in Fiat Finance & Trade bonds and US$2.2 billion, or about 1.6 billion euros, in bonds exchangeable into General Motors shares). A US$500 million (367 million euros) bond was issued by CNH in 2004.
Bonds maturing before the end of 2005 amount to 1,9 billion euros. An additional 1,7 billion euros will mature in the first half of 2006.

At December 31, 2004, the Group’s liquidity (cash equivalents and marketable securities) amounted to about 5.3 billion euros, compared with 7 billion euros at the beginning of 2004.

Net indebtedness of the Group’s industrial operations totaled 5.9 billion euros at the end of 2004 as compared to 5.1 billion euros at the beginning of the year. The increase was mainly due to higher working capital requirements and a reduction in the amount of trade receivables sold.

At December 31, 2004, the Group had a negative net financial position of about 5 billion euros, compared with negative 3 billion euros at the beginning of the year. This change is primarily attributable to the net loss incurred in 2004, the decrease of about 500 million euros in the amount of trade receivables sold and an increase in working capital requirements.

At the end of the year, trade receivables and other receivables due after December 31, 2004 that had been sold with recourse amounted to 1,577 million euros (2,144 million euros at December 31, 2003). Receivables sold without recourse totaled 4,698 million euros (4,638 million euros at December 31, 2003).
At the end of 2004, loans receivable (mainly loans owed by retail customers to the Group’s financial companies) due after December 31, 2004 that had been sold with recourse amounted to 25 million euros (59 million euros at December 31, 2003). Loans sold without recourse totaled 5,276 million euros (5,214 million euros at December 31, 2003). The sale of these receivables had no impact on the total amount of working capital and net financial position.

Breakdown of Net Indebtedness and Net Financial Position by Activity

At 12/31/2003				At 12/31/2004 (Preliminary data)
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities
(22,034)	(11,531)	(10,503)	Financial payables net of intersegment activities	(18,743)	(10,482)	(8,261)
(593)	(416)	(177)	Accrued financial expenses	(523)	(451)	(72)
85	68	17	Prepaid financial expenses	93	71	22
3,211	3,121	90	Cash	3,164	3,021	143
3,789	3,670	119	Securities	2,126	1,932	194
(15,542)	(5,088)	(10,454)	Net Indebtedness	(13,883)	(5,909)	(7,974)

12,576	2,114	10,462	Financial receivables and lease contracts receivable	8,897	1,003	7,894
301	298	3	Accrued financial income	234	232	2
(363)	(65)	(298)	Deferred financial income	(209)	(34)	(175)

(3,028)	(2,741)	(287)	Net Financial Position	(4,961)	(4,708)	(253)

Automobiles

In 2004, the Western European market for automobiles grew by 2.1% compared with the previous year. Demand was up a strong 9.8% in Spain and held relatively steady in Italy, France, Germany and Great Britain. In Brazil, a recovering national economy stimulated demand, which expanded by 8.5%. In Poland, where a positive first half was followed by a contraction during the balance of the year, demand posted a net decrease of 10.1% compared with 2003.
Fiat Auto’s market share was virtually unchanged both in Western Europe (7.2%) and Italy (28%). New registrations of light commercial vehicles were up 2.8%.
Fiat Auto sold 1,766,000 vehicles in 2004, or 4.2% more than in 2003. A total of 1,193,000 units were sold to customers in Western Europe (+1.2%). The biggest gain was recorded in Italy (+4.9%) thanks to the success of the Sector’s new models, but unit sales decreased in the other main Western European markets. In Brazil, shipments were up 12.7%, posting a faster growth rate than that of the overall market. In Poland, falling demand had a negative impact on the Sector’s unit sales, which fell by 13.8%.
In 2004, Fiat Auto continued to strengthen the position of all three of its brands, introducing five new models. The Lancia model line was broadened with the addition of the Musa, a compact minivan, while the New Multipla and the Panda 4x4 (an all-wheel drive version that rounds out the choice of configurations for this popular model) joined the Fiat family of cars. At the same time, Alfa Romeo returned to the all-wheel-drive market segment with the Crosswagon Q4 and added the new Alfa 147 to its model lineup.
In 2004, higher unit sales enabled Fiat Auto to report revenues of 20.5 billion euros, a gain of 5.5% compared with 2003. In the fourth quarter of 2004, revenues totaled about 5.6 billion euros, decreasing slightly (-1%) compared with the last three months of 2003.
The operating loss shrank to 840 million euros, down from an operating loss of 1,094 million euros in 2003. The decrease of 254 million euros was made possible by an increase in unit sales and a more favorable product mix that resulted primarily from the introduction of new models. Higher prices and programs implemented to cut costs also had a positive impact, even though their effect was offset in part by an increase in R&D spending (+51 million euros). In the fourth quarter of 2004, the operating loss amounted to 96 million euros, compared with a loss of 107 million euros in the same period in 2003.

Agricultural and Construction Equipment

In 2004, the worldwide market for agricultural equipment enjoyed significantly higher growthsales than in 2003. Demand was up 13% in North America — especially for high-performancehorsepower tractors and combine harvesters — and 12% in Latin America. In Western Europe, shipments weremarket demand was up a more modest 4%, due also to lower demand for combine harvesters.
Overall, CNH reported higher agricultural equipment unit sales compared with 2003, but the rate of increaseperformance varied by market segment. In North America, CNH’s tractor shipments were up strongly, rising at a faster rate than that of the market in general. Gratifying results were also achieved in Latin America and the rest of the world. The exception was Western Europe, where CNH’s shipmentssales were down.
The market for construction equipment expanded at a rapid pace, with gains of as much asunit sales increasing by 28% in North America, 48% in Latin America, 16% in Western Europe and 14% in the rest of the world.
In 2004, CNH was quick to capitalize on the opportunities provided bybenefited from the rising demand, increasing its total shipmentssales of construction equipment at a rate consistent with that of the overall market. The only exception was Western Europe, where unit salesshipments decreased.
CNH had revenues of 9.8 billion euros in 2004. The increase over the previous year (+4%) was constrained by the negative impact of the appreciation of the euro versus the U.S. dollar. If the comparison is made betweencurrency translation effect is eliminated by comparing figures stated in constant U.S. dollars (the Sector’s reporting currency), revenues show a gain of 9%. This improvement reflects higher sales both of agricultural machines and construction equipment mainly in the Americas, and increased sales prices.
In the fourth quarter of 2004, CNH’s revenues totaled 2.3 billion euros. Unfavorable currency translations account for the 4.4% decrease from the amount booked in the last three months of 2003. If the currency translation effect is eliminated by comparing constant U.S. dollar amounts, revenues show only a slight improvement (+1%) because of the destocking actions taken in the quarter.
Operating income rose to 407 million euros in 2004, up from 229 million euros in 2003. Significantly higher unit sales and a more favorable product and price mix, coupled with the savings generated by the programs implemented to streamline the manufacturing organization, more than offset a rise in raw material costs and other economics. The biggest increases were achieved in the Americas, with the Sector posting positive results in all market segments. In the fourth quarter of 2004, operating income totaled 88 million euros. Unfavorable currency translations and the impact of destocking wereare the main reasons for the decrease from the 99 million euros earned in the same period a year earlier.

Commercial Vehicles

In 2004, Western European demand for commercial vehicles increased by 11.6% compared with 2003. This positive development was felt in all market segments and countries, including Italy, where the increase was 6%.
Against this backdrop, Iveco sold a total of 162,300 vehicles, with worldwide unit sales rising by about 11%. In Western Europe, shipments were up 8.3%, giving the Sector a market share of 11.1% (0.4 percentage points less than in 2003). The New Eurocargo, which Iveco launched in 2003, enabled the Sector to strengthen its presence in the medium vehicle segment, which it leads with a market share of 28.2% (+0.8 percentage points compared with 2003).
Iveco’s share of the Italian market was 29.8% (-0.7 percentage points), as growth in the medium and heavy vehicles could not fully offset a less positive performance in the light commercial vehicle segment.
In 2004, Iveco had revenues of 9.3 billion euros. The increase of 10% compared with 2003 is mainly the result of higher unit sales across the entire product line. In the fourth quarter of 2004, revenues totaled about 2.7 billion euros, for a gain of +8% compared with the last three months of 2003.
At 357 million euros, the Sector’s operating income was up sharply compared with 2003, when it amounted to 81 million euros. Higher unit sales, a repositioning of the product line and lower product costs account for this improvement. In the fourth quarter of 2004, Iveco’s operating income totaled 134 million euros, more than double the 61 million euros earned in the final quarter of 2003.

Ferrari - Maserati

In 2004, the Sector reported revenues of 1.5 billion euros, or 20% more than in 2003. Higher sales of Maserati models, driven by the success of the Quattroporte, and rising shipments by Ferrari, which began marketing the new F430 (the replacement for the 360 Modena) in the last quarter of 2004, account for this improvement.
Operating income totaled 6 million euros, as the positive impact of new models on sales volumes and the sales mix enabled the Sector to post a strong performance in the last three months of the year. However, the 2004 figure is lower than the 32 million euros earned in 2003 due to the negative impact of currency translations and higher R&D outlays, which offset the progress made in increasing unit sales, improving the product mix and reducing product costs.

Components

Magneti Marelli reported revenues of 3.8 billion euros. The increase of 19% compared with 2003 reflects primarily the consolidation of the Electronic Systems Division. Restated on a comparable basis, revenues show a gain of 5%, primarily due to the introduction of products with a higher technology content, such as diesel system components and new devices in the Lighting business segment.
Operating income totaled 116 million euros, up sharply from 2003. Excluding the favorable effect of changes in the scope of consolidation, the increase in operating income amounts to 58 million euros, reflecting the significant progress made in cutting production costs and overhead.
The Electronic Systems Division, which was consolidated as of 2004, generated operating income of about 26 million euros.

Comau’s revenues totaled 1.7 billion euros in 2004. The main reasons for the decrease of 25% compared with 2003 are the transfer to Fiat Auto and Fiat-GM Powertrain of the respective maintenance operations and the divestiture of some of the Sector's smaller businesses. On a comparable scope of operations and currency translation basis, revenues show a decrease of 9%, which is primarily attributable to a low order inflow from customers in the NAFTA countries in 2003. In 2004, however, Comau booked new orders totaling 1.8 billion euros, or 10% more than in 2003 (on a comparable basis). At December 31, 2004, the order backlog was 1,042 million euros, or 7% more than in 2003.
Comau booked operating income of 32 million euros in 2004, up sharply from the 2 million euros reported in 2003. The higher margins earned on customer orders, a strong effort to reduce overhead and efficiency gains in the use of internal resources are the reason for this positive performance.

In 2004, Teksid booked revenues of 911 million euros, 8% more than in 2003. An increase in unit sales large enough to offset the negative impact of a deteriorating euro/U.S. dollar exchange rate accounts for this improvement. Business volume was up both at the Cast Iron Business Unit (+11%, due to increased demand in North America and Brazil) and the Magnesium Business Unit (+5%).
The Sector’s operating income totaled 35 million euros, up from 12 million euros in 2003. This gain was made possible by higher sales volumes and cost-cutting programs, which more than offset the negative impact of higher raw material prices and unfavorable currency translation differences.

Other Sectors

Business Solutions reported revenues of 1.6 billion euros in 2004. The 13% decline compared with 2003 is mainly attributable to a change in the scope of the Sector’s operations (divestiture of Fiat Engineering). On a comparable basis, revenues are roughly the same as in 2003.
Operating income totaled 36 million euros at December 31, 2004, compared with 45 million euros in 2003. If the figures are restated on a comparable basis, the Sector’s operating income shows a gain of about 11 million euros due to the positive impact of the efficiency gains achieved in all areas of business.

Itedi booked revenues of 407 million euros in 2004, for a gain of more than 6% over the amount reported in 2003. Higher advertising billings by Publikompass, revenues from sales of the weekly Specchio and the positive impact of brand promotion programs account for the increase.
The Sector’s operating income rose to 12 million euros in 2004. The increase from the 10 million euros achieved in 2003 was made possible by higher advertising billings, lower paper costs and efficiency-boosting programs.

Significant events occurring since the end of the fiscal year

On February 13, 2005 the Boards of Directors of Fiat and General Motors approved a contract to terminate the Master Agreement and related Joint Ventures between the two companies. The agreement envisages that General Motors pays to Fiat €1.55 billion to terminate the Master Agreement, including cancellation of the put option and the unwinding of all joint ventures.

In greater detail, the agreement provides that:

•	GM pay to Fiat €1.55 billion, €1 billion of which have already been paid with the remainder being paid upon completion of the unwinding of the Joint Ventures, which is expected within 90 days.
•	GM return its 10% stake in Fiat Auto Holdings to Fiat.
•	GM get a 50% interest in the Bielsko Biala plant, in Poland, which manufactures the 1.3 liter Diesel engine as well as 50% of the involved technologies.
•	GM co-own JTD engine technology while continuing to take most of its European requirements from the Fiat plant in Pratola Serra. Notwithstanding co-ownership of engine technology, GM cannot manufacture JTD Diesel engines outside Europe that are to be exported to Europe.
•	Both Fiat and GM continue to support the joint development of existing platforms.
•	Fiat continue to sell engineering support to GM for the development of diesel technology.

The unwinding of the joint ventures and the supply agreements will be put in place as quickly as possible in order to avoid any potential disruption to the respective businesses.

Also in February, Fiat announced that the ownership of Maserati, until then wholly owned by Ferrari, will be transferred to Fiat as soon as practicable. The move foresees that Alfa Romeo and Maserati will co-operate closely technically and commercially - particularly in important international markets. Maserati will, however, continue its co-operation with Ferrari - especially in industrial, technical, engine and sales network terms - which has helped revitalize the marque.

Outlook for 2005

In 2005, the automobile market should hold steady in Italy and the rest of Western Europe, and expand in Brazil. Demand for agricultural equipment is expected to show little change in North America and contract slightly in Latin America and Europe. The forecast for construction equipment calls for limited growth in the Americas and stability in Europe. Unit sales of commercial vehicles should be about the same as in 2004, except for a modest increase in shipments of medium vehicles.

The expectation of a relatively flat demand pattern in the main markets where the Group operates will produce a further increase in competitive pressures.

Against this background, Fiat Auto will continue to pursue a strategy designed to improve the quality and profitability of its sales. The Company’s efforts will be aided by the introduction of four new models in 2005. In the spring, Fiat will launch the Croma, which will expand that brand’s model line and mark its return to the D segment. A new Fiat Punto will be unveiled in the fall. Alfa Romeo will introduce two new models: the 159, which will replace the 156, and the Brera, a very exciting 2+2 coupé.

The Group will continue to implement cost-cutting programs, which, combined with improved sales results, should enable the Automobile Sector to achieve its stated objective of ending the year with a smaller operating loss (about 1.5% of revenues, compared with 4.1% in 2004).

In 2005, CNH will seek to exploit the full potential of its recently and completely renovated product line to strengthen its position as a global enterprise. That should lead to an improved performance and higher revenues and profits.

lveco also anticipates a further improvement in its operating performance, which it will achieve by strengthening its presence in the market for heavy vehicles and continuing to grow as a global producer of diesel engines. The Sector’s goals are a slight increase in revenues in the face of flat market demand and further expansion of its profit margins.

For the Fiat Group as a whole, 2005 will be another year devoted to restoring the Company’s strength, with the expectation of reporting a further improvement in operating income and positive earnings after nonrecurring items. Consequently, 2004 was the last year in which the Fiat Group will report a net loss.

Turin, February 28, 2005

Today, at 3:00 p.m., the Group’s management will present the consolidated results for the fourth quarter of 2004 and preliminary data for the full year in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later at the Group’s website, www.fiatgroup.com

Statement of Operations of the Fiat Group

4th Quarter 2004	4th Quarter 2003			Fiscal 2004	Fiscal 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Preliminary data Consolidated	Continuing Operations	Consolidated
12,547	12,604	12,660	Net revenues	46,703	44,498	47,271
10,503	10,696	10,657	Cost of sales	39,623	38,468	40,830
2,044	1,908	2,003	Gross operating result	7,080	6,030	6,441
1,224	1,054	1,064	Overhead	4,629	4,509	4,748
453	445	445	Research and development	1,810	1,724	1,747
(108)	(277)	(352)	Other operating income (expenses)	(619)	(511)	(456)
259	132	142	Operating result	22	(714)	(510)
(38)	(109)	(114)	Result of equity investments (*)	8	(79)	(156)
(592)	(813)	(811)	Non-operating income (expenses) (**)	(863)	359	347
(371)	(790)	(783)	EBIT	(833)	(434)	(319)
(330)	(310)	(310)	Financial income (expenses)	(744)	(1,067)	(979)
(701)	(1,100)	(1,093)	Result before taxes	(1,577)	(1,501)	(1,298)
(376)	(29)	(27)	Income taxes	(29)	541	650
(325)	(1,071)	(1,066)	Net result	(1,548)	(2,042)	(1,948)
-	5	-	Net result of discontinued operations	-	90	-
(325)	(1,066)	(1,066)	Net result before minority interest	(1,548)	(1,952)	(1,948)
(374)	N.A.	(1,108)	Group interest in net result	(1,586)	N.A.	(1,900)

(*) This item includes investment income as well as write-downs and write-ups adjustments in non-intersegment equity investments accounted for using the equity method.

(**) The 2003 figures for continuing operations include net gains on the disposal of discontinued operations amounting to 1,742 million euros.

Revenues by Sector

4th Quarter 2004	4th Quarter 2003			Fiscal 2004	Fiscal 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Preliminary data Consolidated	Continuing Operations	Consolidated
5,586	5,650	5,706	Automobiles (Fiat Auto)	20,539	19,477	20,010
2,298	2,404	2,404	Agricultural and Construction Equipment (CNH)	9,796	9,418	9,418
2,652	2,455	2,455	Commercial Vehicles (Iveco)	9,292	8,440	8,440
455	340	340	Ferrari - Maserati	1,512	1,261	1,261
948	864	864	Components (Magneti Marelli)	3,804	3,206	3,206
515	674	674	Production Systems (Comau)	1,716	2,293	2,293
230	214	214	Metallurgical Products (Teksid)	911	844	844
-	-	-	Aviation (FiatAvio)	-	-	625
-	-	-	Insurance (Toro Assicurazioni)	-	-	1,654
447	437	437	Services (Business Solutions)	1,572	1,816	1,816
105	116	116	Publishing and Communications (Itedi)	407	383	383
(689)	(550)	(550)	Miscellanea and Eliminations	(2,846)	(2,640)	(2,679)
12,547	12,604	12,660	Total for the Group	46,703	44,498	47,271

Operating Result by Sector

4th Quarter 2004	4th Quarter 2003			Fiscal 2004	Fiscal 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Preliminary data Consolidated	Continuing Operations	Consolidated
(96)	(107)	(97)	Automobiles (Fiat Auto)	(840)	(1,094)	(979)
88	99	99	Agricultural and Construction Equipment (CNH)	407	229	229
134	61	61	Commercial Vehicles (Iveco)	357	81	81
63	39	39	Ferrari - Maserati	6	32	32
48	16	16	Components (Magneti Marelli)	116	32	32
31	10	10	Production Systems (Comau)	32	2	2
10	3	3	Metallurgical Products (Teksid)	35	12	12
-	-	-	Aviation (FiatAvio)	-	-	53
-	-	-	Insurance (Toro Assicurazioni)	-	-	44
15	19	19	Services (Business Solutions)	36	45	45
4	7	7	Publishing and Communications (Itedi)	12	10	10
(38)	(15)	(15)	Miscellanea and Eliminations	(139)	(63)	(71)
259	132	142	Total for the Group	22	(714)	(510)

Balance Sheet of the Fiat Group

(in millions of euros)	At 12/31/2004 Preliminary data		At 12/31/2003
■ ASSETS
Intangible fixed assets		3,322	3,724
- Goodwill		2,140	2,402
- Intangible fixed assets		1,182	1,322
Property, plant and equipment		9,537	9,675
- Property, plant and equipment		8,709	8,761
- Vehicles covered by operating leases		828	914
Financial fixed assets		3,779	3,950
Financial receivables held as fixed assets	(*)	19	29
Deferred tax assets		2,161	1,879
Total Non-Current Assets		18,818	19,257
Net inventories (1)		5,972	6,484
Trade receivables		4,777	4,553
Other receivables		3,021	3,081
Financial assets not held as fixed assets		117	120
Finance lease contracts receivable	(*)	1,727	1,797
Financial receivables from others	(*)	7,151	10,750
Securities	(*)	2,126	3,789
Cash	(*)	3,164	3,211
Total Current Assets		28,055	33,785
Trade accruals and deferrals		398	407
Financial accruals and deferrals	(*)	327	386
■ TOTAL ASSETS		47,598	53,835

■ LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity		5,757	7,494
- Stockholders’ equity of the Group		5,099	6,793
- Minority interest		658	701
Deferred income tax reserves		197	211
Reserves for risks and charges		5,185	5,168
Reserves for employee severance indemnities		1,286	1,313
Financial payables due beyond 12 months	(*)	8,933	15,418
Total Non-Current Liabilities		15,601	22,110
Trade payables		11,955	12,588
Other payables (1)		2,565	2,742
Financial payables due within 12 months (2)	(*)	9,810	6,616
Total Current Liabilities		24,330	21,946
Trade accruals and deferrals		1,178	1,329
Financial accruals and deferrals	(*)	732	956
■ TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		47,598	53,835

■ NET FINANCIAL POSITION	(*)	(4,961)	(3,028)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under “Other payables," were deducted from inventories.
Consistently with this change, the amounts of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (9,644 million euros at December 31, 2004 and 8,876 million euros at December 31, 2003).

(2) At  December 31, 2004, the item included the mandatory convertible facility for 3 billion euros and the loan by Citigroup, secured by the “EDF put”, for approximately 1,150 million euros. At December 31, 2003, it included the exchangeable bond for an amount of 1,765 million euros.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney